AMENDMENT TO AGREEMENT

This amendment is for Consulting Agreement (the "Agreement") signed JANUARY 1, 2016,

BETWEEN: Simon Smith and individual residing at:

301/204 Moo Ban Kacha, Thambon Markaing, Ampur Muang, Udon Thani, Thailand, 41000

AND:	TSI Sports Inc (the "Company"), currently known as Team 360 Sports Inc a company organized and existing under the laws of Nevada with its head office located at:

711 S Carson St Ste 4, Carson City, 89701

Herewith

Annual compensation for Consultant as it relates to Agreement from this day forward shall be 200,000 common shares of the company. This amount may be amended as per Agreement.

Signed and Dated January1, 2017.

COMPANY Team 360 Sports Inc Authorized Signature	CONSULTANT Authorized Signature
/S/ Sandor Miklos _______________________ Print Name and Title S Miklos CEO	/S/ Simon Smith _______________________ Print Name and Title Simon Smith

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